Mail Stop 4561   March 30, 2009

Donald A Wojnowski, Jr., Chief Executive Officer
Jesup & Lamont, Inc.
2170 West State Road 434
Suite 100
Longwood, FL 32779

        Re: **Jesup & Lamont, Inc.**
                 Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
                 Filed March 20, 2009
                 File No. 001-31292

Dear Mr. Wojnowski, Jr.:

       This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

Compensation of Directors and Officers and Related Matters

1.   We note your response to comment 1 of our letter dated March 17, 2009. We note that you have provided the total compensation for each officer for 2008, but you have not provided disclosure in the other columns. Please revise to provide all of the disclosure required by Item 8 of Schedule 14A and Item 402 of Regulation S-K for the fiscal year ended December 31, 2008.

Proposal No. 6

Approval of a Compensation Plan…

2.   We note your response to comment 2 of our letter. In response to our comment, you have provided disclosure regarding the total number of shares to be issued under the plan and the number of persons eligible to participate. However, you have provided an aggregate number of people currently able to participate rather than the approximate number of people in each class. Please disclose the class of persons eligible to participate in the plan and the approximate number of persons in each class in accordance with Item 10 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3386.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Stephen A. Zelnick, Esquire (*via facsimile)*